Exhibit 3.2

Dean Heller
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684-5708

                     Certificate of Amendment
               (Pursuant to NRS 78.385 and 78.390)

      Certificate of Amendment to Articles of Incorporation
                  For Nevada Profit Corporations
  (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.  Name of corporation:  Park Hill Capital III Corp.

2.  The articles have been amended as follows:

First:  The name of this corporation is:  New Fiber Cloth Technology, Inc.
Fourth: The total authorized capital stock of the corporation is 200,000,000 shares of common stock with a par value of $0.001 and 20,000,000 shares of Preferred Stock with a par value of $0.001. Subject to the limitations provided by the Nevada Revised Statutes, both the Common Stock and Preferred Stock may be subdivided and issued in series pursuant to resolutions of the board of directors fixing such voting powers, designations, limitations, qualifications, restrictions, rights and preferences which the board of directors, in its sole discretion, may determine to be appropriate.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 84%.

4.  Effective date of filing (optional):

5.  Officer signature (required): /s/ Frank L. Kramer, Secretary

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